CHINA UNITECH GROUP, INC.
No. 1 Xinxin Garden
No. 51 Fangjicun Xudong Road
Wuchang, Wuhan
Hubei, China 430062
(86-27) 5080-2170

July 31, 2009

Ms. Sondra Snyder
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Unitech Group, Inc.
File No. 0-52832
Form 10-K for fiscal year ended June 30, 2008
Form 10-Q for fiscal period ended September 30, 2008
Form 10-Q for fiscal period ended December 31, 2008

Dear Ms. Snyder:

    Pursuant your telephone conversation with our attorney, Conrad C. Lysiak, please be advised that in our Form 10-K/A-1 filed with the SEC June 29, 2009, we stated in Item 9A Controls and Procedures Limitations on the Effectiveness of Controls, that, “Accordingly, as of June 30, 2008, we believe our internal control over financial reporting is not effective.”

    This letter is to amend the foregoing statement to read, “Accordingly, as of June 30, 2009, we have concluded that our internal control over financial reporting is not effective.”

    We understand that it was error to qualify our statement with the word “belief”.  In all future filings we will refrain from using the term “belief” and replace the same with “we have concluded”.

    We acknowledge that: (1) China Unitech Group, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings; (2) the Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, (3) China Unitech Group, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CHINA UNITECH GROUP, INC.

BY:	XUEZHENG YUAN
Xuezheng Yuan, President

cc: Conrad C. Lysiak